Calise Y. Cheng
1 650 843 5172
ccheng@cooley.com

November 13, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Washington, D.C. 20549

Attn:	Matthew Crispino, Staff Attorney
Jan Woo, Legal Branch Chief
Amanda Kim, Staff Accountant
Craig Wilson, Senior Advisor

Re:	C3.ai, Inc.
Draft Registration Statement on Form S-1
Submitted October 23, 2020
CIK No. 0001577526
Ladies and Gentlemen:
On behalf of C3.ai, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated November 5, 2020 with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on October 23, 2020. The Company is concurrently filing a revised Registration Statement on Form S-1, which includes changes that reflect the responses to the Comments (the “Registration Statement”).
Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as filed on the date hereof.

Draft Registration Statement on Form S-1 filed October 23, 2020
Cover Page
1.We note your response to prior comment 1. Please disclose on the cover page that you will qualify as a controlled company following the offering but that you do not intend to rely on any available corporate governance exemptions.
Response:    The Company acknowledges the Staff’s comment and has updated its disclosure on the cover page of the Registration Statement accordingly.
Prospectus Summary, page 1
2.In response to prior comment 2, you state that the calculated economic benefit to your customers is based on your internal estimates and feedback from your customers. Please disclose the underlying assumptions and limitations of your data. Discuss the number of customers that were surveyed and the time period in which the feedback was collected. Discuss how you calculated the internal estimates, the time period for your projections, and whether the projections reflect the economic benefit to all customers or are limited to your lighthouse customers.
Response:    The Company respectfully acknowledges the Staff’s Comment and advises the Staff that the economic benefits identified on pages 3 and 94 of the Registration Statement relate to specific use cases for which the Company’s solutions have been deployed or are in the process of being deployed at the Company’s customers. These estimates are based on actual results achieved in trials or deployments using actual customer data and business processes as provided by the Company’s customers. These estimates are limited by the scaling factors of extrapolating these results from the project scope across the customer’s entire business. These estimates are based on more than 20 such projects across 15 customers, and the data and feedback were collected from customer engagements occurring in the years 2016 to 2020. The Company has revised the disclosures on pages 3 and 94 of the Registration Statement accordingly.
The Company further advises the Staff that the estimates relating to potential outcomes in specific industries disclosed on pages 88 to 91 of the Registration Statement relate to the Company’s estimates of overall potential economic impact of applying AI and machine learning to a broad range of use cases across a company’s operations. To arrive at these estimates, the Company gathered publicly available financial and operating data regarding a company in each of the four highlighted industries from annual reports, investor calls, and other financial reporting sources. The Company then estimated the potential improvement, expressed as a percentage, for each of the relevant financial and operational metrics that might be achieved by applying AI and machine learning to the selected use cases. The Company based its estimates of the potential improvement from a variety of sources, including industry reports, regulatory filings, publicly available consulting firm and analyst reports, as well as the Company’s own experience from trials and deployments. The Company then calculated the potential economic impact by multiplying each of the selected financial and operating metrics by the estimated potential improvement. These estimates of potential outcomes are based on 2019 financial data, estimates of the potential impact of AI from reports published and projects completed over the past five years, and a future potential value capture period of approximately five years. These projections reflect the Company’s estimate of the potential economic benefit to the selected companies; the estimate of the potential impact to other companies would depend on numerous variables, including the scale, results and scope of operations of such other companies. The Company has included a description of this calculation methodology in the section titled “Market and Industry Data” on page 52 of the Registration Statement.
3.Please quantify the portion of your revenue attributable to lighthouse customers. Confirm that the customers listed in the chart on page 3 are current lighthouse customers.
Response:    The Company respectfully acknowledges the Staff’s Comment and supplementally advises the Staff that it believes that quantifying the portion of the Company’s revenue attributable to lighthouse customers would not be useful to investors and could potentially mislead investors. As disclosed on pages 2 and 94 of the Registration Statement, the Company’s lighthouse customers are large global early adopters, and the Company’s strategy is for such lighthouse customers to serve as proof points of the Company’s technology for other potential customers in the relevant industry. Over time, as more customers adopt the Company’s technology based on these proof points, the revenue represented by the lighthouse customers should decrease as a percentage of total revenue, so it is not a useful metric for investors to gauge the health of the Company’s business and, in fact, could potentially be misleading to investors. The Company has revised the disclosure on pages 2 and 94 of the Registration Statement accordingly. The Company further confirms that the customers listed in the graphic on page 3 of the Registration Statement are some of the Company’s current lighthouse customers.
4.Please provide appropriate context regarding your revenue growth chart on page 2 by disclosing the net loss for each period that you present in the chart.
Response:    The Company acknowledges the Staff’s comment and has updated its disclosure on page 2 of the Registration Statement accordingly.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metric, page 64
5.We have reviewed your response to prior comment 7. The RPO for Baker Hughes appears to be important and material information necessary for an understanding and evaluation of the Company and this metric. Please tell us why you do not intend to report RPO for Baker Hughes and by customer in your future filings. We refer you to Section III.B of SEC Interpretive Release 33-8350.
Response:    In response to the Staff’s comment, the Company has reviewed Section III.B of SEC Interpretive Release 33-8350, and has revised the disclosure on page 66 of the Registration Statement to disclose the RPO related to Baker Hughes given it represents a material portion of the Company’s total RPO and was a primary driver in the increase in RPO from April 30, 2019 to April 30, 2020.

The Company further advises the Staff that the Company will disclose RPO attributable to specific customer arrangements, such as Baker Hughes, to the extent such disclosure is material to understand activity within the Company’s RPO and the associated impact it may have on expected future results of operations. However, RPO related to significant customers, such as Baker Hughes, does not necessarily in isolation provide a complete understanding of the trends in the Company’s business. For example, RPO related to Baker Hughes does not capture the significant amount of revenue commitments the Company has under the multi-year arrangement with Baker Hughes which do not yet qualify as non-cancellable arrangements captured by RPO, nor does it convey the importance of Baker Hughes to the Company’s go-to-market strategy as already disclosed on page 66 of the Registration Statement. Accordingly, the Company respectfully advises the Staff that the Company does not intend to report RPO by every customer in future filings unless the customer RPO has a material impact on trends in the business. The Company also believes that excluding customer-level detail when not meaningful to understand the trends in the business is consistent with the guiding principles within Section III.B of SEC Interpretive Release 33-8350, which states that “the effectiveness of MD&A decreases with the accumulation of unnecessary detail or duplicative or uninformative disclosure that obscures material information.”
Grow Our Go-to-Market and Partnership Ecosystem, page 66
6.It is not readily clear how the July 31, 2020 Baker Hughes’ minimum revenue commitments of $270.9 million disclosed on page 66 reconciles to the June 2020 annual commitments as modified disclosed on the same page. Please advise or revise.
Response:    In response to the Staff’s comment, the Company has clarified the disclosure on page 66 of the Registration Statement. The June 2020 revised Baker Hughes commitments of $53.3 million, $75.0 million, $125.0 million, and $150.0 million over the fiscal years ending April 30, 2021, 2022, 2023, and 2024, respectively, represent the total minimum revenue commitments on a yearly basis under the arrangement. These minimum revenue commitments will be realized through contractual arrangements such as direct subscription fees and the value of deals brought in by Baker Hughes through the reseller arrangement. As of July 31, 2020, the total remaining amount of the minimum revenue commitment not yet contracted under the direct subscription fee or reseller arrangement, and thus subject to the annual shortfall provisions, was $270.9 million in aggregate for all periods under the Baker Hughes arrangement. As a result, the $270.9 million in open minimum revenue commitment as of July 31, 2020 is not included in RPO.
Business
Outsized Average Total Contract Value, page 99
7.We have reviewed your response to prior comment 6. Please clarify the difference between “outsized average total contract value” and “average new contract value”. Please similarly revise to clarify the difference on page 3 of the filing.
Response:    The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 3 and 98 of the Registration Statement accordingly.

Business
Sales Alliances, page 123
8.You disclose in this section that you have recently entered into a strategic alliance with Fidelity National Information Systems and a partnership with Microsoft and Adobe. Please tell us what consideration you have given to filing your agreements with these companies as exhibits. Refer to Item 601(b)(10)(i)(A) of Regulation S-K.
Response:    In response to the Staff’s comment, the Company respectfully advises the Staff that it believes its agreements with Fidelity National Information Systems (the “Fidelity Agreement”), Microsoft (the “Microsoft Agreement”) and Adobe (the “Adobe Agreement” and, together with the Fidelity Agreement and the Microsoft Agreement, the “Agreements”) do not constitute material contracts under Item 601(b)(10) of Regulation S-K. In reaching this conclusion, the Company determined that the Agreements were made in the ordinary course of its business and do not fall within any of the exceptions set forth in Item 601(b)(10)(ii) of Regulation S-K.
The Fidelity Agreement is a strategic alliance in which Fidelity obtains (i) a subscription to the C3 AI Suite and full-time equivalent Company resources to help Fidelity develop and deploy software applications on the C3 AI Suite through a Center of Excellence and (ii) the right to offer subscriptions to certain C3 AI applications as Fidelity-branded software offerings. The Microsoft Agreement is a strategic partnership to deliver new technology developments and go-to-market initiatives that accelerate enterprise artificial intelligence application development. The Adobe Agreement is a strategic product alliance to integrate certain Adobe products into the C3.ai CRM offering and related go-to-market initiatives. The Company respectfully submits that the Company’s business is not “substantially dependent” on any of the Agreements, nor do any of the Agreements constitute a license or other agreement to use any patent, formula, trade secret, process or trade name upon which the Company’s business depends to a material extent. In addition, the financial terms of the Agreements are immaterial in amount and significance to the Company’s financial condition. For the foregoing reasons, the Company believes that the Agreements are not required to be filed as material agreements under Item 601(b)(10) of Regulation S-K.
Index to Consolidated Financial Statements, page F-1
9.In view of the materiality of the Baker Hughes related party transactions, revise to state the transactions on the face of the consolidated balance sheets, consolidated statements of operations and cash flows. See Rule 4-08(k) of Regulation S-X.
Response:    In response to the Staff’s comment, the Company has revised its consolidated balance sheets, consolidated statements of operations and cash flows to disclose related party amounts related to Baker Hughes in the Registration Statement.
General
10.Please provide us with a breakdown of all stock options granted during the year preceding the most recent balance sheet date and include the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please also address any difference between the most recent fair values and the midpoint of your IPO offering range.
Response:    The Company respectfully advises the Staff that the fair value analysis with respect to equity grants made in the second and third quarter to date of fiscal 2021 are still in process as of the date of this letter, and it expects to supplementally provide information to the Staff regarding such grants in the following week.
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Please contact me at (650) 843-5172 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely
/s/ Calise Y. Cheng
Calise Y. Cheng

cc:	Thomas M. Siebel, C3.ai, Inc.
Brady Mickelsen, C3.ai, Inc.
David Barter, C3.ai, Inc.
Eric Jensen, Cooley LLP
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Richard Blake, Wilson Sonsini Goodrich & Rosati, Professional Corporation